111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com James W. Ashley Direct Telephone: 312-443-1873 Direct Fax: 312-896-6573 jashley@lockelord.com

October 26, 2009

VIA EDGAR

John P. Lucas
Staff Attorney - Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	AMCOL International Corporation
Registration Statement on Form S-3
Filed September 9, 2009
File No. 333-161802

Dear Mr. Lucas:

This letter sets forth the responses of AMCOL International Corporation (the “Company”) to the Securities and Exchange Commission (“SEC”) comment letter (the “comment letter”) dated September 29, 2009 in connection with the registration statement on Form S-3 filed by the Company with the SEC on September 9, 2009 (the “Registration Statement”).  For ease of reference, we have set forth the comments in the comment letter followed by the Company’s responses.

In addition to the responses to the SEC’s comment letter described below, the Company has elected to remove preferred stock and depositary shares (representing preferred stock) from the Registration Statement.

Form S-3

Calculation of Registration Fee

1.
Please revise your fee table and filing to clarify, as necessary, whether this registration statement also covers the securities underlying the convertible debt securities, preferred stock, depositary shares, and warrants.

Response:

The Company has revised the fee table to reflect that the Registration Statement covers the registration of an indeterminate amount and number of each of the registered securities as may underlie those registered securities that may be converted, exchanged, exercised or settled by or into other securities.  The fee table has also been revised to reflect the removal of preferred stock and depositary shares from the Registration Statement.

John P. Lucas
U.S. Securities and Exchange Commission
October 26, 2009

Description of Depositary Shares, page 12

2.
Please revise the first paragraph of this section to remove the suggestion that the prospectus or prospectus supplement will not contain all material information.  In this regard, we note your statement that these documents “do not contain all of the information that you may find useful.” In addition, we note numerous places in your document that state that the information is “qualified in their entirety” or “qualified in all respects” by the actual documents.  Please revise these statements to clarify that you have provided all material information, upon which investors are entitled to rely.

Response:

As noted above, the Company has elected to remove preferred stock and depositary shares from the Registration Statement.  As such, the section entitled “Description of Depositary Shares” has been removed from the Registration Statement.

In addition, Rule 411(a) under the Securities Act provides that “[w]here a summary or outline of the provisions of any document is required in the prospectus, the summary or outline may incorporate by reference particular items, sections or paragraphs of any exhibit and may be qualified in its entirety by such reference.”  The Company has revised the section entitled “Description of Capital Stock” to clarify that reference is made to documents filed as exhibits to the Registration Statement and that the summary is qualified in its entirety by such reference.  Please see the section entitled “Description of Capital Stock” on page 9 of Amendment No. 1 to the Registration Statement.  The Company believes all other such qualifications clearly reference the relevant documents filed as an exhibit to the Registration Statement or to be filed with the applicable prospectus supplement.

Description of Stock Purchase Contracts and Stock Purchase Units, page 15

3.
We note that the stock purchase units will consist of a stock purchase contract and either your debt securities or “debt obligations of third parties.” Please explain how you plan to comply with the registration requirements of the Securities Act in effecting the distribution of those third-party securities.

Response:

The Company has revised the section entitled “Description of Stock Purchase Contracts and Stock Purchase Units” to explain how the registration requirements of the Securities Act will be complied with in effecting any distribution of third-party securities.  In particular, the Company has clarified that where debt securities or debt obligations of third parties are to be issued with stock purchase units, the Company will include in the applicable prospectus supplement, and/or other offering material relating to the offering, information about the issuer of the debt securities.  If the issuer of the debt securities has a class of securities registered under the Securities Exchange Act of 1934 and is either eligible to register its securities on Form S-3 under the Securities Act or meets the listing criteria to be listed on a national exchange, the Company will include a brief description of the business of the issuer, the market price of its securities and how potential purchasers of the offered stock purchase units can obtain more information about the issuer.  If the issuer of the debt securities does not meet the criteria specified above, the Company will provide substantially all of the information that would be required if the issuer were making a public offering of the debt securities.  Please see the third paragraph of the section entitled “Description of Stock Purchase Contracts and Stock Purchase Units” on page 12 of Amendment No. 1 to the Registration Statement.

John P. Lucas
U.S. Securities and Exchange Commission
October 26, 2009

Incorporation by Reference, page 20

4.	Please revise this section to specifically incorporate by reference the Forms 8-K and amended Form 10-K filed since the end of your last fiscal year. See Item 12(a)(2) of Form S-3.

Response:

The Company has revised the section entitled “Incorporation by Reference” to specifically incorporate by reference the Company’s Forms 8-K filed since the end of the Company’s last fiscal year, except for that information contained in such documents that has been “furnished” under Item 2.02 and/or Item 7.01 of Form 8-K and not deemed “filed.”  The Company has also revised this section to specifically incorporate by reference the Company’s amended Form 10-K for the fiscal year ended December 31, 2008.  Please see the section entitled “Incorporation by Reference” on page 17 of Amendment No. 1 to the Registration Statement.

Exhibit 5.1

5.	Please obtain and file a revised legal opinion that addresses the following points:

a.	Given that you are incorporated in Delaware, it is not clear why the opinion references the internal laws of the State of Illinois.

b.
You indicate at page 9 that the indenture and each series of debt securities will be governed by the laws of the state of New York.  Therefore, the opinion must address whether the debt securities will constitute binding obligations under New York law.

c.	Make clear in each case whether the opinion encompasses the applicable statutory provisions, the rules and regulations underlying the provisions, and applicable judicial and regulatory determinations.

d.	Given your disclosure that you have no authorized shares of preferred stock, it is unclear how the preferred stock has been duly authorized.

e.	Investors are entitled to rely on the legal opinion. As such, please remove the last paragraph.

John P. Lucas
U.S. Securities and Exchange Commission
October 26, 2009

Response:

We have filed a revised legal opinion that addresses the SEC’s comments set out above.  Please see Exhibit 5.1 to Amendment No. 1 of the Registration Statement.

If you have any questions about this filing, please contact me or Kerry Vyverberg of Locke Lord Bissell & Liddell LLP at (312) 443-0700.

Very truly yours,

Locke Lord Bissell & Liddell LLP

/s/ James W. Ashley, Jr.

James W. Ashley, Jr.

cc:	Donald W. Pearson
Kerry Vyverberg